Mail Stop 4561

July 11, 2008

George Metrakos
Chief Executive Officer
GMS Capital Corp.
1224 Washington Avenue
Miami, Florida 33139

Re: GMS Capital Corp.
        Registration Statement on Form S-1
        Filed June 16, 2008
        File No. 333-151684

Dear Mr. Metrakos:

        We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your disclosure regarding your short term cash requirements is not consistent throughout the document. For instance, you state in risk factors on page 14 that you believe your existing working capital and cash available from operations will enable you to meet your working capital requirements for at least the next 12 months. In MD&A on page 26 you state that if you do not experience a significant increase in revenues and you do not raise sufficient capital in the offering, you estimate that you can only sustain your cash requirements for three months. The liquidity discussion on page 28 includes a statement that the current level of gross margin is not adequate to cover all of the operating expenses and that you will have to borrow funds from shareholders and related parties. Please

revise your disclosure throughout to provide a clear statement regarding your liquidity position by stating the number of months your current cash resources will permit you to fund your financial obligations and the amount needed to complete the year. Include a risk factor that specifically addresses your current liquidity position.

2. We note your references on pages 18 and 49 to the registration statement on Form SB-2 and your statements on page 18 regarding filing periodic reports on Forms 10-KSB and 10-QSB. As the registration statement is on Form S-1 and because you will be required to file periodic reports under the Exchange Act of 1934 on Forms 10-K and 10-Q pursuant to the new rules, please revise your filing accordingly. See SEC Release No. 33-8876. Note that eligible companies may elect to use the new scaled disclosure requirements in Regulation S-K.

Signatures

3. The signature page does not conform to the requirements of Form S-1. Specifically, it appears that although you included the paragraph relating to the registrant, you have omitted the paragraph relating to the persons signing the registration statement in their own capacities. Please revise accordingly.

4. Please indicate who is signing the registration statement in the capacity of principal financial officer. See Instruction 1 to Signatures of Form S-1.

Exhibits

Legality Opinion

5. We note that the opinion refers to a self-underwritten, "all-or-none" offering, though the cover page of the prospectus indicates that the offering is being conducted on a minimum/maximum basis. Please advise or revise.

6. The opinion opines that the shares covered by the registration statement "are validly issued, fully paid and non-assessable…" (emphasis added). Please explain this statement since it would appear that the shares have not yet been issued in this primary offering by the company.

As appropriate, please amend your filing in response to these comments. Please include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to me at 202-551-3457.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 305-531-1274</u>
     Joseph I. Emas, Esq.